WRITER’S DIRECT DIAL NUMBER
404-873-8120
WRITER’S DIRECT DIAL FACSIMILE
404-873-8121
WRITER'S EMAIL ADDRESS
Darryl.Laddin@agg.com

August 4, 2009

VIA EDGAR AND FACSIMILE (703-813-6981)

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Attention: Mr. Mark P. Shuman

Re:	Application for Withdrawal of Registration Statement on Form S-3
File No. 333-150281

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, on behalf of Verso Technologies, Inc. (the "Registrant"), the undersigned hereby applies for an order granting immediate withdrawal of its Registration Statement on Form S-3, File No. 333-150281 (the "Registration Statement").  The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 17, 2008.

The undersigned is requesting the withdrawal of the Registration Statement due to the Registrant’s filing for Chapter 11 bankruptcy after the initial filing of the Registration Statement.  No securities were sold or will be sold under the Registration Statement.  This request is consistent with, and filed under the authority granted by, the Registrant’s Second Amended Joint Plan of Liquidation (the “Plan”).  The Plan has been included as an exhibit to the Schedule 13D filed on August 3, 2009.  The undersigned has been appointed as the Trustee under the Plan.

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement in the following manner:  "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

171 17th Street, NW, Suite 2100, Atlanta, GA  30363-1031    404.873.8500     Fax: 404.873.8501    www.agg.com

Securities and Exchange Commission
Attention: Mr. Mark P. Shuman
August 4, 2009

Upon the grant of the Commission's consent to the requested withdrawal of the Registration Statement, please return a dated copy of the order granting such withdrawal to the undersigned by facsimile at (404) 873-8121.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (404) 873-8120.  Thank you for your time and assistance.

Very truly yours,

/s/ Darryl S. Laddin, as Trustee
Darryl S. Laddin, as Trustee for the Verso Technologies, Inc. Liquidating Trust